Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 2, 2025

Registration Statement Nos. 333-286881 and 333-286881-02

FINAL TERM SHEET

U.S.$1,000,000,000 5.500% Global Notes due 2036
September 3, 2025

Issuer: Suzano Netherlands B.V.

Guarantor: Suzano S.A.

Ranking: Senior unsecured notes.

Title of Securities: 5.500% Global Notes due 2036 (the “Notes”).

Aggregate Principal Amount: U.S.$1,000,000,000.

Format: SEC Registered.

Price to Public: 98.714% of the principal amount, plus accrued interest, if any, from and including September 10, 2025, if settlement occurs after that date.

Maturity Date: January 15, 2036.

Interest Rate/Coupon: 5.500%.

Interest Payment Dates: January 15 and July 15 of each year, commencing on January 15, 2026 (short first coupon).

Interest Payment Record Dates: January 13 and July 13 of each year.

Redemption Provisions/Call Options: Prior to October 15, 2035 (the “Par Call Date”), the Issuer may redeem the Notes in whole at any time, or in part from time to time, at a redemption price based on a “make-whole” premium calculated on a yield of T+25bps, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to such redemption date.

The Issuer may redeem the Notes, in whole but not in part, at 100% of its principal amount plus accrued and unpaid interest and additional amounts, if any, at any time upon the occurrence of specified events relating to Brazilian, Dutch or other relevant jurisdictions’ tax laws.

In connection with any tender offer for the Notes, in the event that the holders of not less than 85% of the aggregate principal amount of the outstanding Notes validly tender and do not validly withdraw Notes in such tender offer or a third party purchases all the Notes held by such holders, then the Issuer will have the right, on not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase date, to redeem all of the Notes that remain outstanding following such purchase at a price equal to the price paid to each other holder in such tender offer, plus, to the extent not included in the purchase price, accrued and unpaid interest and additional amounts, if any, on the Notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Yield to Maturity: 5.667%.

Day Count: 30/360.

U.S. Treasury Benchmark: 4.250% due August 15, 2035.

U.S. Treasury Benchmark Price and Yield: 100-08+ and 4.217%.

Spread to U.S. Treasury Benchmark: 145 bps

Settlement Date*: September 10, 2025.

Minimum Denomination: U.S.$1,000 x U.S.$1,000

Gross Proceeds (before fees and expenses): U.S.$987,140,000

Global Coordinators and Joint Bookrunners: BNP Paribas Securities Corp., BofA Securities, Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, and Rabo Securities USA, Inc.

Joint Bookrunners: Banco Safra S.A., acting through its Cayman Islands Branch, Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., MUFG Securities Americas Inc., Santander US Capital Markets LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc. and UBS Securities LLC.

Ratings**: S&P: BBB- / Fitch: BBB- / Moody’s: Baa3

CUSIP: 86960YAA0

ISIN: US86960YAA01

Listing: The Issuer expects to list the Notes on the New York Stock Exchange.

* We expect that delivery of the Notes will be made to investors on or about September 10, 2025, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before delivery of the Notes should consult their own advisors.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the securities to which this final term sheet relates have been registered by Suzano Netherlands B.V. and Suzano S.A. by means of a registration statement on Form F-3 (Registration Nos. 333-286881, 333-286881-01 and 333-286881-02).

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor or any underwriter participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP Paribas at 1-212-841-2871, BofA Securities, Inc. at 1-800-294-1322, Itau BBA USA Securities, Inc. at 212-710-6702, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 866-271-7403 or Rabo Securities at 1-866-746-3850.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the U.K. may be unlawful under the PRIIPs Regulation. References to Regulations or Directives include, in relation to the U.K., those Regulations or Directives as they form part of U.K. domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in U.K. domestic law, as appropriate.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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